UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement

☐   Form C-U: Progress Update: _____

■   Form C/A: Amendment to Offering Statement: _____

      ☐ Check box if Amendment is material and investors must reconfirm within five business days.

      Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

☐

Name of issuer: Ourotech, Inc.

Legal status of issuer:

      Form: C Corporation

      Jurisdiction of Incorporation/Organization: Delaware

      Date of organization): January 10, 2017

Physical address of issuer: 896 Mandolin Place, Mississauga, Ontario, Canada L5W 1S1

Website of issuer: www.ourotech.ca

Name of intermediary through which the offering will be conducted: Slice Capital Inc.

CIK number of intermediary: 0001676048

SEC file number of intermediary: 007-00061

CRD number, if applicable, of intermediary: 284433

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A

Type of security offered: Crowd SAFE

Target number of securities to be offered: N/A

Price (or method for determining price): N/A

Target offering amount: $25 000

Oversubscriptions accepted: ■Yes ☐No

If yes, disclose how oversubscriptions will be allocated: ☐Pro-rata basis ■First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): $100 000

Deadline to reach the target offering amount: July 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2_____

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$3,608	$74,303
Net Income	($51,502)	$28,627

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

THE COMPANY

Name of issuer: Ourotech, Inc.

ELIGIBILITY

■ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ■ No

DIRECTORS OF THE COMPANY

Name: Duleeka Ranatunga   Dates of Board Service: January 10, 2017-Present   Principal Occupation: CEO of Ourotech, Inc.

Employer: Dates of Service: Ourotech, Inc. January 10, 2017-Present

Employer's principal business: Ourotech, Inc. is a biotech startup developing cancer diagnostics

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CEO	Dates of Service: January 10, 2017-Present
Position: President	Dates of Service: January 10, 2017-Present
Position: Secretary	Dates of Service: January 10, 2017-Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Ourotech, Inc.

Employer's principal business: Ourotech, Inc. is a biotech startup developing cancer diagnostics

Title: CEO   Dates of Service: January 10, 2017-Present

Responsibilities: Business development, fundraising, product development

Employer: 9215581 Canada, Inc.

Employer's principal business: Ourotech, Inc. predecessor prior to US company conversion

Title: CEO   Dates of Service: March 2015- January 2017

Responsibilities: Business development, fundraising, product development

Name: Zhi Yuan Lin   Dates of Board Service: January 10, 2017-Present

Principal Occupation: CTO of Ourotech, Inc.

Employer: Dates of Service: Ourotech, Inc. January 10, 2017-Present

Employer's principal business: Ourotech, Inc. is a biotech startup developing cancer diagnostics

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CTO   Dates of Service: January 10, 2017-Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Ourotech, Inc.

Employer's principal business: Ourotech, Inc. is a biotech startup developing cancer diagnostics

Title: CTO   Dates of Service: January 10, 2017-Present

Responsibilities: Product development, new IP creation

Employer: 9215581 Canada, Inc.

Employer's principal business: Ourotech, Inc. predecessor prior to US company conversion
Title: CTO   Dates of Service: May 2016- January 2017
Responsibilities: Product development, new IP creation

OFFICERS OF THE COMPANY

5. **Name:** Duleeka Ranatunga   Dates of Board Service: January 10, 2017-Present
 Principal Occupation: CEO of Ourotech, Inc.
Employer: Dates of Service: Ourotech, Inc. January 10, 2017-Present
Employer's principal business: Ourotech, Inc. is a biotech startup developing cancer diagnostics

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CEO   Dates of Service: January 10, 2017-Present
Position: President   Dates of Service: January 10, 2017-Present
Position: Secretary   Dates of Service: January 10, 2017-Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Ourotech, Inc.

Employer's principal business: Ourotech, Inc. is a biotech startup developing cancer diagnostics
Title: CEO   Dates of Service: January 10, 2017-Present
Responsibilities: Business development, fundraising, product development

Employer: 9215581 Canada, Inc.

Employer's principal business: Ourotech, Inc. predecessor prior to US company conversion
Title: CEO   Dates of Service: March 2015- January 2017
Responsibilities: Business development, fundraising, product development

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Duleeka Ranatunga	6,000,000 Common Shares	61.66%
Zhi Yuan Lin	3,000,000 Common Shares	30.38%

BUSINESS AND ANTICIPATED BUSINESS PLAN

Ourotech Business Plan

Contact

Duleeka Ranatunga, CEO

896 Mandolin Place

Mississauga, Ontario, Canada L5W 1S1

416 726 4325

dranatun@ourotech.ca

Table of Contents

Executive Summary

Executive Summary

A patient that is diagnosed with cancer today will have a genetic screen on their tumor sample to determine their subtype of cancer. Based on the cancer subtype, they are given a first treatment. If that doesn't work, they are given a second treatment. If that doesn't work, they are given a third treatment. Why experiment with a patient's body; wasting time and risking their life?

Ourotech has created a medical device that simulates the human body and tests all potential treatments to find out which treatment works best for each patient. Ourotech's device is capable of testing combinations of drugs and immunotherapies, which other competitors are unable to do. In 7 days, Ourotech can determine the ideal treatment for each patient using their tumor sample.

Market size

The timing is just right for this product because cancer treatment is now focused on using an increasing combination of drugs, making a doctor's job more difficult in selecting the right combination. The tumor profiling market we are in is expected to reach $8.74B Billion in 2022 and has been growing at 10.7% CAGR. Ourotech's total serviceable market for its 1st product, targeting late stage breast, colon and brain (GBM) cancer, is $1.65B (revenue).

Product/Service

Ourotech creates a medical device that combines biomaterials, microfluidics and robotics to simulate the human body during cancer treatment. Using a liver module and tumor module with blood circulation and excretion, we can test cancer drugs, including combination therapies and immunotherapies.

Milestones with $2M in Funding

- Complete mice trials for HER2+ breast cancer
- Gather initial clinical data from patients
- Apply for non-US regulatory approval (particularly European CE mark) - Sell device to pharma companies as a research tool

General Company Description

Mission Statement: Ourotech is committed to making healthcare affordable and effective for patients. We deliver personalized medicine by using our devices to identify the best treatments and combination therapies for cancer patients. Our devices are affordable and allow patients to receive the right treatment the first time, saving them time and money from incorrect treatments that are common during the trial and error cancer treatment process.

Ourotech creates devices that combine biomaterials, robotics and microfluidics to create a simulated human body to test drugs. By adding a patient tumor sample, we are able to help doctors select the best treatment and increase the patient's chance of surviving while saving them money and time from taking the wrong treatment. Ourotech's end goal is to ensure the most effective cancer treatments reach patients to reduce the number of deaths caused by cancer worldwide. We sell our products to hospitals, clinical labs, pharmaceutical companies and clinical research organizations.

Ourotech is developing technology within the high potential tissue engineering and regenerative medicine subsector of the biotech industry. Our current tumor engineering technologies address more immediately commercializable aspects of the fast-growing industry and combines it with microfluidics and robotics. Our team brings experience from the fields of tissue engineering, polymer chemistry, robotics, microfluidics and oncology. By forming a multidisciplinary team within these fields, we are able to create a device that personalizes cancer treatment. Ourotech's device is the only one that is able to test combination therapies and immunotherapies on solid tumors.

Ourotech is a US company (Delaware C Corp)

Products and Services

Ourotech creates devices that combine biomaterials, robotics and microfluidics to create a simulated human body to test drugs. By adding a patient tumor sample, we are able to help doctors select the best treatment and increase the patient's chance of surviving while saving them money and time from taking the wrong treatment. Ourotech's first indication is HER2+ breast cancer, with other breast cancers and colon cancer being commercialized next. Ourotech's IP is based on 4 patents (1 published, 3 pending).

Ourotech's device contains a tumor module, liver module, a blood reservoir with circulating blood and a drug injection system. Tumor and liver samples are added into hydrogels that mimic the in vivo environment. Blood is circulated around the organs via a pump that connects the system through the blood reservoir. Drugs are injected into the blood reservoir using a programmable drug injection system that allows the user to select which drugs will be injected over a desired schedule. Individual and combination drugs can be tested over a desired period, usually 7 days, and the cell viability of the tumor sample is checked at the end to determine if the treatment is effective. Ourotech's Genesis hydrogel is used in the tumor module to mimic breast cancer. The hydrogel keeps the cancer cells alive and mimics the breast cancer tumor microenvironment, particularly cell attachment and migration. This hydrogel can also be translated into colorectal cancer.

The medical device is sold for an upfront cost and includes the drug injection system, blood pump and blood reservoir. The organ on a chip (tumor and liver modules) and the hydrogel are sold as consumables. Each patient requires chips and hydrogel for their tumor sample, with HER2+ breast cancer patients generally testing 5 treatments.

Demo Video: https://www.youtube.com/watch?v=1t0ivf1X_FU&t=11s

Marketing Plan

Economics

The cancer treatment selection market:

- Total market size for personalized solid tumor treatment selection: $7.05B

- This is a new market with high growth and it is becoming the new paradigm in cancer treatment. The market penetration has been low because PDX mice are too expensive and new companies are now taking over the market with affordable options. These include Foundation Medicine and Mitra Biotech.

- Barriers to entry:

    o IP

    o High capital costs o Long sales cycles o Regulatory

- How will we overcome the barriers?

    - Ourotech has developed 4 patents to protect our technology (1 published, 3 pending). 2 patents are for hydrogels, 1 is for the device and 1 is a design patent for the drug injection system. Our first hydrogel patent (published) covers the mechanism for creating cost effective, biomimetic hydrogels. 1 hydrogel patent is for mimicking the breast cancer microenvironment. New hydrogel patents can be made for each target cancer. A hardware patent covers the device (the setup of the pump, reservoir, tumor module, liver module and drug injection system).

    - Mice and clinical trials are expensive, but they are one-time costs. Successful trials make marketing and sales easy. They also create a barrier for new companies trying to compete.

    - The first market for Ourotech is pharma companies. Pharma companies can use Ourotech's device as a research tool to identify new combination therapies for clinical trials and screen patients who are the most likely to respond to a clinical trial to increase their chances of FDA approval. This does not require FDA approval as it is a research tool but the sales cycles to pharma companies can be 9-12 months long.

    - FDA approval and European CE marks are the most important regulatory approvals. The CE mark can be obtained more easily (mice and some human data), but the FDA approval will need clinical trials in the US.

Product.

Simulated Human Body: Features and Benefits

- Benefits:

  o Accurate drug testing; safety and efficacy o Able to test combination therapies

  and immunotherapies on solid tumors o Affordable (only $5 per organ on a

  chip and hydrogel) o Results in 7 days

- Features:

  o Mimics human body during cancer treatment using tumor module, liver module and circulating

  blood with excretion o Automated and programmable drug injection system o Compact design o

  Organ on a chip (tumor and liver module) are built on a microscope slide for easy imaging

Pharmaceutical companies:

- Conduct multiple clinical trials per year and need to identify the patients most suitable for a new therapeutic

- New therapeutics that are meant to be used in combination need testing with various combinations to find the most suitable for clinical trials

- Pharma companies need research tools to improve their late stage drug development to save money on clinical trials costs, which can waste up to $500 Million if they fail

- Big pharma need research tools to test new immunotherapies Clinical Research Organizations:

- Conduct clinical trials for pharma companies

- Patient selection is crucial and Ourotech can select the ideal patients for a new therapy for successful clinical trials

- A successful clinical trial is critical for maximizing revenue

Hospitals:

- Need to maximize patient survival rates, which requires getting the right treatment the first time

- Ourotech's device integrates with existing pathology practices. A small tumor sample is taken from a breast cancer biopsy and some cells are used in Ourotech's device alongside tests like Herceptest and other HER2+ measurement assays

- Doctors can order the test like any existing HER2+ level measurement test - Results in 7 days to give each

  patient their ideal treatment

Clinical Labs:

- Tests are ordered by doctors just like HER2+ level measurement tests

- Fresh/frozen tumor sample can be used from the breast cancer biopsy

- Clinical lab pays for the device and consumables and doctors order the test for the clinical service

Competition

Major competitors:
PDX Mice
Notable Labs
Mitra Biotech
Sage Medic
Foundation Medicine

Table 1: Competitive Analysis

Company	Strength	Weakness	Opportunities	Threats
Ourotech	-Can test combination therapies and immunotherapies -1-week test, costs $25/per patient -Best used on breast, colorectal and brain (GBM) cancers	- Takes up more space than most in vitro tests	-Testing immunotherapies, a fast growing cancer therapy market	-Machine learning and big data eventually replacing all biological drug testing
PDX/Avatar Mice	Full metabolic and organ systems	-No immune system -Metabolic/organ systems aren't the same as humans -Testing takes 6 months -$10-30k per patient Requires expensive infrastructure and hard to scale	-Test long term drug resistance in patients for long term treatments or as data collection that can be sold to pharma companies	-Machine learning/big data will replace all biological drug testing -Can't test immunotherapies, the fastest growing cancer treatment - Any lower cost competitor

Sage Medic	Operates using a clinical lab (Service model), allowing them to use multiple	-Can't test combination therapies or immunotherapies -Hard to scale since service	-Can buy from hydrogel, microfluidics and software companies and integrate all the	-Machine learning and big data eventually replacing all biological drug testing
	assays and hydrogels	model needs to scale lab space and infrastructure in multiple physical locations	solutions to provide full service	
Notable Labs	Operates using a clinical lab (Service model), allowing them to use multiple assays/hydrogels -1-week test, plus shipping tumor samples -Testing on lymphomas, and brain and blood cancers	- Can't test on solid tumors (breast, colon, lung cancer, etc.) -Hard to scale since service model needs to scale lab space and infrastructure in multiple physical locations	-Can buy from hydrogel, microfluidics and software companies and integrate all the solutions to provide full service	-Machine learning and big data eventually replacing all biological drug testing

Mitras	-Already started integrating biological testing with machine learning to make a binary guess on whether a patient will respond to a drug using a 6metric biological test -1-week test, plus shipping tumor samples -Used on colorectal and head and neck cancers	-Cannot test combination therapies or immunotherapies -Biological test has no metabolic, immune or other organ system - Biological test component is hard to scale since service model needs to scale lab space and infrastructure in multiple physical locations Machine learning is still a simple yes/no for whether a drug works on a patient sample	-Can buy from hydrogel, microfluidics and software companies and integrate all the solutions to provide full service	-More complex machine learning that doesn't use a binary drug response (tells what dosage works on a patient instead of only saying a patient will or won't respond to a drug)

Ourotech's device is the only one capable of testing combination therapies and immunotherapies. Solid tumors, such as breast cancer, are no longer treated with individual drugs, but combinations of drugs. Clinically, all breast cancer patients in the US combination therapies (https://www.nccn.org/patients/guidelines/stage_iii_breast/index.html#34). Ourotech is the only company that can test these drugs and identify the best one for a patient. Ourotech is also able to test immunotherapies, which is a rapidly growing part of the cancer therapeutics market that still does not have an accurate way of testing them, despite every big pharma now researching immunotherapies.

Niche

Ourotech's niche is testing combination therapies and immunotherapies for solid tumors. This allows us to personalize medicine for solid tumor patients because they only receive combinations of drugs. We are able to help pharma companies in late stage clinical development by screening patients and identifying new combinations. We are also able to test new immunotherapies and use them individually or in combination with other drugs.

Strategy

Promotion

Ourotech is promoting our product through partnerships and tradeshows. We are partnering with leading academic institutions such as Stanford and Harvard Medical School to test our device to collect the data necessary to sell to pharma companies. We are reaching out to pharma companies and medical professionals through trade shows and conferences to attract early adopters. We are actively publishing academic papers to build trust. Ourotech is currently conducting pilot tests and partnering with large pharma, clinical trials and healthcare organizations. Through these, we can access a wide referral network of customers.

Pricing

Our device is sold for an upfront cost with low margins. This device contains the drug injection system, pumps for the blood and a blood reservoir. The organ on a chip (tumor and liver module) and hydrogel for cell culturing are sold as consumables. The hydrogel and chip costs $5 per drug o combination tested, and for breast cancer patients, we expect 5 to be used per patients. This gives a production cost of $25 per patient. Our planned sale price is $200 per patient for the test.

Distribution Channels

Ourotech is partnering with pharma companies for distribution. Once we have regulatory approval in a country, such as FDA approval in the US, we will partner with a big pharma company to distribute our product to hospitals and clinical labs in that country. Sales Forecast

Production

Ourotech currently produces our hydrogel in house and the device is produced at small scale with a partner company, Drop Lab. We are looking into partners for larger scale production and we have discussed this with some Japanese firms. Ourotech has won an award by Mitsui for our hydrogel technology and they have expressed interest in producing our hydrogel.

Location

Ourotech is currently located in Waterloo, Canada but we are relocating to San Francisco, USA soon. This is to gain more access to professionals with experience commercializing diagnostics and getting regulatory approval and sales for healthcare products. Legal Environment

- Health, workplace, or environmental regulations: We require a Bio Safety Level 2 lab with nanomaterial compatible fumehoods. An MSDS for all substance in the lab will be required. Liquid nitrogen tanks will be necessary.

- Special regulations covering your industry or profession: Employees will require various degrees of safety training, starting with WHMIS

- Zoning or building code requirements: We require a BSL2 lab.

- Insurance coverage: Employees currently covered under general liability insurance

- Trademarks, copyrights, or patents:

o 1 patent (published) for hydrogel and its underlying chemical mechanisms o 1 patent

(provisional) for breast cancer microenvironment mimicking hydrogel o 1 patent (provisional)

for hardware device simulating human body and injecting drugs o 1 design patent

Management and Organization

Day to day management of Ourotech is done by CEO Duleeka Ranatunga. Finances are run by Michael Kim and technology development is managed by William Lin.

Board of directors: Duleeka Ranatunga, William Lin

ADDITONAL RISK FACTORS

The Crowd SAFEs will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFEs may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFEs. Because the Crowd SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFEs may also adversely affect the price that you might be able to obtain for the Crowd SAFEs in a private sale. Purchasers should be aware of the long term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof

We are selling Crowd SAFEs that will convert into shares

These SAFEs do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the SAFES will convert into a yet to-be-determined class of preferred stock. The SAFEs will convert based on a $6 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6 million valuation cap, so you should not view the $6 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your SAFEs will never convert and will have no value.

We have not assessed the tax implications of using the Crowd SAFEs.

The Crowd SAFE is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd SAFE can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd SAFEs contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing a Crowd SAFE this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd SAFE. Those provisions apply to claims regarding this offering, the Crowd SAFE and possibly the securities into which the Crowd SAFEs are convertible. Under those provisions, 12 disputes under the Crowd SAFE will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights.
The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a nonMajor Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same antidilution protections as Major Investors.

A majority of the Company is owned by a small number of owners.

The company founders own the majority of company shares. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval

You will be bound by an investment management agreement, which limits your voting rights.
 As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the

principal amount outstanding of the Crowd SAFEs or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

THE OFFERING

The primary goal of this fundraising is to complete animal studies, which is a necessary step in the regulatory process for getting Ourotech's device FDA approved. Additional funding will be used for the regulatory filings and device design in preparation for human trials.

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$25,000	$100,000
Less: Offering Expenses		
(A) Slice Capital Cost	$1,250	$5,000
(B)		
(C)		
Net Proceeds	$23,750	$ 95,000
Use of Net Proceeds		
(A) Mice Study	$23,750	$50,000
(B) Regulatory and IP filing		$20,000
(C) Device design/manufacturing		$25,000
Total Use of Net Proceeds	$23,750	$95,000

SLICE CAPITAL INVESTMENT PROCESS

How does investing with Slice Capital work?

When you complete your investment on Slice Capital, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

Slice Capital Regulation CF rules regarding the investment process:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials; The intermediary will notify investors when the target offering amount has been met;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled, and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or government-issued identification

5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold. 23 A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let Slice Capital know by emailing info@slicecapital.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment, what is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC 24

2. The Company has filed at least one annual report, but has no more than 300 shareholders of record

3. The Company has filed at least three annual reports, and has no more than $10 million in assets

4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act 5. The Company ceases to do business

How do I keep track of this investment?
You can return to Slice Capital at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities

2. To an accredited investor

3. As part of an Offering registered with the SEC, such as an IPO

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd SAFEs. The Crowd SAFEs sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).
- Once a "qualified equity financing" occurs, the SAFEs will automatically convert into the shares of Preferred Stock sold in the qualified equity financing. The price at which the Crowd SAFEs sold in this Offering will convert will be:
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd SAFEs, or the amount of stock the Crowd SAFEs would convert into under the valuation cap.

The securities into which the Crowd SAFEsin this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

We will accept up to $100,000 from investors through Regulation Crowdfunding before the deadline of July 31, 2018.

The minimum investment in this Offering is $100.

All Non-Major Purchasers of Crowd SAFEs will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non- Major Investors holding a majority of the principal amount outstanding of the Crowd SAFEs vote to terminate the agreement.

Tax Matters

Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Description of Issuer's Securities

Class of Security	Securities (or amount) authorized	Securities (or amount) outstanding	Voting Rights	Other Rights/terms
Preferred	0	0		
Common Stock	15,000,000	9,730,000	Yes	
Debt Securities	$100,000	$100,000	Yes	Pro-rata, $3,000,000 valuation cap, 1% annual interest
Options	1,000,000	0	No	

The Company has entered into a non-binding term sheet to issue $1M of Series Seed 1X non-participating preferred stock at a $3M pre-money valuation.

Dilution

Even once the Crowd SAFEs convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

 If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share

FINANCIAL CONDITION OF THE ISSUER

Does the issuer have an operating history? ■ Yes ☐ No

Ourotech has operated in various forms since 2015 using mostly government grant funding for R&D and some investments. Ourotech has operated without loss of solvency or bankruptcy. Most operating activity has been in the research and development of Ourotech's products and IP.

FINANCIAL INFORMATION

March 10, 2015 to December 31, 2015

Identification

Business number (BN) **001**	81103 0790 RC0001

Corporation's name
002 9215581 Canada Inc.

Address of head office
Has this address changed since the last time we were notified? .... **010** 1 Yes ☐ 2 No ☒
If **yes**, complete lines 011 to 018.

011 Suite 101
012 261 Lester Street

City	Province, territory, or state
015 Waterloo	**016** ON
Country (other than Canada)	Postal or ZIP code
017 CA	**018** N2L 3W6

Mailing address (if different from head office address)
Has this address changed since the last time we were notified? .... **020** 1 Yes ☐ 2 No ☒
If **yes**, complete lines 021 to 028.

021 c/o
022
023

City	Province, territory, or state
025	**026**
Country (other than Canada)	Postal or ZIP code
027	**028**

Location of books and records (if different from head office address)

Has this address changed since the last time we were notified? .... **030** 1 Yes ☒ 2 No ☐

If **yes**, complete lines 031 to 038.

031
032

City	Province, territory, or state
035	**036**
Country (other than Canada)	Postal or ZIP code
037	**038**

040 **Type of corporation at the end of the tax year** (tick one)

☒ 1 Canadian-controlled private corporation (CCPC)

☐ 2 Other private corporation

☐ 3 Public corporation

☐ 4 Corporation controlled by a public corporation

☐ 5 Other corporation
(specify)

If the type of corporation changed during the tax year, provide the effective date of the change **043**
Year Month Day

To which tax year does this return apply?

Tax year start	Tax year-end
Year Month Day	Year Month Day
060 2015-03-10	**061** 2015-12-31

Has there been an acquisition of control resulting in the application of subsection 249(4) since the tax year start on line 060? .... **063** 1 Yes ☐ 2 No ☒

If **yes**, provide the date control was acquired **065**
Year Month Day

Is the date on line 061 a deemed tax year-end according to subsection 249(3.1)? .... **066** 1 Yes ☐ 2 No ☒

Is the corporation a professional corporation that is a member of a partnership? .... **067** 1 Yes ☐ 2 No ☒

Is this the first year of filing after:

Incorporation? .... **070** 1 Yes ☒ 2 No ☐

Amalgamation? .... **071** 1 Yes ☐ 2 No ☒

If **yes**, complete lines 030 to 038 and attach Schedule 24.

Has there been a wind-up of a subsidiary under section 88 during the current tax year? .... **072** 1 Yes ☐ 2 No ☒
If **yes**, complete and attach Schedule 24.

Is this the final tax year before amalgamation? .... **076** 1 Yes ☐ 2 No ☒

Is this the final return up to dissolution? .... **078** 1 Yes ☐ 2 No ☒

If an election was made under section 261, state the functional currency used **079**

Is the corporation a resident of Canada? **080** 1 Yes ☒ 2 No ☐
If **no**, give the country of residence on line 081 and complete and attach Schedule 97.

081

Is the non-resident corporation claiming an exemption under an income tax treaty? .... **082** 1 Yes ☐ 2 No ☒
If **yes**, complete and attach Schedule 91.

If the corporation is exempt from tax under section 149, tick one of the following boxes:

085 ☐ 1 Exempt under paragraph 149(1)(e) or (l)
☐ 2 Exempt under paragraph 149(1)(j)
☐ 3 Exempt under paragraph 149(1)(t)
☐ 4 Exempt under other paragraphs of section 149

Do not use this area

095   **096**   **898**

Assets

Total current assets	**1599** +	74,303	
Total tangible capital assets	**2008** +		
Total accumulated amortization of tangible capital assets	**2009** −		
Total intangible capital assets	**2178** +		
Total accumulated amortization of intangible capital assets	**2179** −		
Total long-term assets	**2589** +		
* Assets held in trust	**2590** +		
Total assets (mandatory field)	**2599** =	74,303	

Liabilities

Total current liabilities	**3139** +	44,676	
Total long-term liabilities	**3450** +		
* Subordinated debt	**3460** +		
* Amounts held in trust	**3470** +		
Total liabilities (mandatory field)	**3499** =	44,676	

Shareholder equity

Total shareholder equity (mandatory field)	**3620** +	29,627	

Total liabilities and shareholder equity	**3640** =	74,303	

Retained earnings

Retained earnings/deficit – end (mandatory field)	**3849** =	28,627	

* Generic item

Income statement information

	Total sales of goods and services	8089 +	
	Cost of sales	8518 −	
	Gross profit/loss	8519 =	
	Cost of sales	8518 +	
	Total operating expenses	9367 +	70,351
	Total expenses (mandatory field)	9368 =	70,351
	Total revenue (mandatory field)	8299 +	98,978
	Total expenses (mandatory field)	9368 −	70,351
	Net non-farming income	9369 =	28,627

Farming income statement information

	Total farm revenue (mandatory field)	9659 +	
	Total farm expenses (mandatory field)	9898 −	
	Net farm income	9899 =	

	Net income/loss before taxes and extraordinary items	9970 =	28,627

	Total other comprehensive income	9998 =	

Extraordinary items and income (linked to Schedule 140)

	Extraordinary item(s)	9975 −	
	Legal settlements	9976 −	
	Unrealized gains/losses	9980 +	
	Unusual items	9985 −	
	Current income taxes	9990 −	
	Future (deferred) income tax provision	9995 −	
	Total – Other comprehensive income	9998 +	
	Net income/loss after taxes and extraordinary items (mandatory field)	9999 =	28,627

January 1, 2016 to December 31, 2016

Identification

Business number (BN) . . . . | 001 | 81103 0790 RC0001

Corporation's name	
002	9215581 Canada Inc.

Address of head office

Has this address changed since the last time we were notified? . . . . | 010 | 1 Yes ☐ 2 No ☒

If **yes**, complete lines 011 to 018.

011	Suite 101
012	261 Lester Street

City	Province, territory, or state
015 Waterloo	016 ON

Country (other than Canada)	Postal or ZIP code
017 CA	018 N2L 3W6

Mailing address (if different from head office address)

Has this address changed since the last time we were notified? . . . . | 020 | 1 Yes ☐ 2 No ☒

If **yes**, complete lines 021 to 028.

021	c/o
022	
023	

City	Province, territory, or state
025	026

Country (other than Canada)	Postal or ZIP code
027	028

Location of books and records (if different from head office address)

Has this address changed since the last time we were notified? . . . . | 030 | 1 Yes ☐ 2 No ☒

If **yes**, complete lines 031 to 038.

031	
032	

City	Province, territory, or state
035	036

Country (other than Canada)	Postal or ZIP code
037	038

040 Type of corporation at the end of the tax year (tick one)

☒ 1 Canadian-controlled private corporation (CCPC)

☐ 2 Other private corporation

☐ 3 Public corporation

☐ 4 Corporation controlled by a public corporation

☐ 5 Other corporation
   (specify)

If the type of corporation changed during the tax year, provide the effective date of the change . . . . | 043 | Year Month Day

---

To which tax year does this return apply?

	Tax year start		Tax year-end
	Year Month Day		Year Month Day
060	2016-01-01	061	2016-12-31

Has there been an acquisition of control resulting in the application of subsection 249(4) since the tax year start on line 060? . . . . | 063 | 1 Yes ☐ 2 No ☒

If **yes**, provide the date control was acquired . . . . | 065 | Year Month Day

Is the date on line 061 a deemed tax year-end according to subsection 249(3.1)? . . . . | 066 | 1 Yes ☐ 2 No ☒

Is the corporation a professional corporation that is a member of a partnership? . . . . | 067 | 1 Yes ☐ 2 No ☒

Is this the first year of filing after:

Incorporation? . . . . | 070 | 1 Yes ☐ 2 No ☒

Amalgamation? . . . . | 071 | 1 Yes ☐ 2 No ☒

If **yes**, complete lines 030 to 038 and attach Schedule 24.

Has there been a wind-up of a subsidiary under section 88 during the current tax year? . . . . | 072 | 1 Yes ☐ 2 No ☒

If **yes**, complete and attach Schedule 24.

Is this the final tax year before amalgamation? . . . . | 076 | 1 Yes ☐ 2 No ☒

Is this the final return up to dissolution? . . . . | 078 | 1 Yes ☐ 2 No ☒

If an election was made under section 261, state the functional currency used . . . . | 079 |

Is the corporation a resident of Canada? | 080 | 1 Yes ☒ 2 No ☐

If **no**, give the country of residence on line 081 and complete and attach Schedule 97.

081	

Is the non-resident corporation claiming an exemption under an income tax treaty? . . . . | 082 | 1 Yes ☐ 2 No ☒

If **yes**, complete and attach Schedule 91.

If the corporation is exempt from tax under section 149, tick one of the following boxes:

085	☐ 1 Exempt under paragraph 149(1)(e) or (l)
	☐ 2 Exempt under paragraph 149(1)(j)
	☐ 3 Exempt under paragraph 149(1)(t)
	☐ 4 Exempt under other paragraphs of section 149

Do not use this area

095	096	898

Form identifier 100

GENERAL INDEX OF FINANCIAL INFORMATION – GIFI

Corporation's name	Business number	Tax year end Year Month Day
9215581 Canada Inc.	81103 0790 RC0001	2016-12-31

Balance sheet information

Account	Description	GIFI		Current year	Prior year
Assets					
	Total current assets	1599	+	3,608	74,303
	Total tangible capital assets	2008	+		
	Total accumulated amortization of tangible capital assets	2009	–		
	Total intangible capital assets	2178	+		
	Total accumulated amortization of intangible capital assets	2179	–		
	Total long-term assets	2589	+		
	* Assets held in trust	2590	+		
	Total assets (mandatory field)	2599	=	3,608	74,303
Liabilities					
	Total current liabilities	3139	+		44,676
	Total long-term liabilities	3450	+	30,296	
	* Subordinated debt	3460	+		
	* Amounts held in trust	3470	+		
	Total liabilities (mandatory field)	3499	=	30,296	44,676
Shareholder equity					
	Total shareholder equity (mandatory field)	3620	+	-26,688	29,627
	Total liabilities and shareholder equity	3640	=	3,608	74,303
Retained earnings					
	Retained earnings/deficit – end (mandatory field)	3849	=	-27,688	28,627

* Generic item



Canada Revenue Agency / Agence du revenu du Canada

SCHEDULE 125

Form identifier 125

GENERAL INDEX OF FINANCIAL INFORMATION – GIFI

Corporation's name	Business number	Tax year end Year Month Day
9215581 Canada Inc.	81103 0790 RC0001	2016-12-31

Income statement information

Description	GIFI	
Operating name	0001	
Description of the operation	0002	
Sequence number	0003	01

Account	Description	GIFI		Current year	Prior year
	Income statement information				
	Total sales of goods and services	8089	+		
	Cost of sales	8518	–		
	Gross profit/loss	8519	=		
	Cost of sales	8518	+		
	Total operating expenses	9367	+	81,697	70,351
	Total expenses (mandatory field)	9368	=	81,697	70,351
	Total revenue (mandatory field)	8299	+	30,195	98,978
	Total expenses (mandatory field)	9368	–	81,697	70,351
	Net non-farming income	9369	=	-51,502	28,627
	Farming income statement information				
	Total farm revenue (mandatory field)	9659	+		
	Total farm expenses (mandatory field)	9898	–		
	Net farm income	9899	=		
	Net income/loss before taxes and extraordinary items	9970	=	-51,502	28,627
	Total other comprehensive income	9998	=		
	Extraordinary items and income (linked to Schedule 140)				
	Extraordinary item(s)	9975	–		
	Legal settlements	9976	–		
	Unrealized gains/losses	9980	+		
	Unusual items	9985	–		
	Current income taxes	9990	–		
	Future (deferred) income tax provision	9995	–		
	Total – Other comprehensive income	9998	+		
	Net income/loss after taxes and extraordinary items (mandatory field)	9999	=	-51,502	28,627

I, Duleeka Ranatunga, certify that:

(1)   the financial statements of Ourotech, Inc. included in this Form are true and complete in all material respects; and

(2)   the tax return information of Ourotech, Inc. included in this Form reflects accurately the information reported on the tax return for Ourotech, Inc. filed for the fiscal year ended December 31, 2016.

Signature: @~

Title: CEO of Ourotech, Inc.

 With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i) in connection with the purchase or sale of any security?   ☐ Yes ■ No
   (ii) involving the making of any false filing with the Commission? ☐Yes ■ No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
      ☐ Yes ■ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security?   ☐ Yes ■ No;

   (ii) involving the making of any false filing with the Commission? ☐ Yes ■ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?   ☐ Yes ■ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:
       (A) association with an entity regulated by such commission, authority, agency or officer?
         ☐ Yes ■ No
       (B) engaging in the business of securities, insurance or banking?
         ☐ Yes ■ No
       (C) engaging in savings association or credit union activities?
         ☐ Yes ■ No
    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ■ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ■ No

    (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ■ No

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ■ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
        ☐ Yes ■ No
    (ii) Section 5 of the Securities Act? ☐ Yes ■ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ■ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ■ No

(9)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ■ No

OTHER MATERIAL INFORMATION

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

April 30

_____

(120 days after the end of each fiscal year covered by the report). Once

posted, the annual report may be found on the issuer's website at:

www.ourotech.ca

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


Ourotech, Inc.

Issuer

By Duleeka Ranatunga

CEO, Board Member

(Signature and Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding

(§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


Zhi Yuan Lin

Name and Signature

Board Member

Title

March 21, 2018

Date
